Correspondence

[LETTERHEAD OF KAVINOKY COOK LLP]

January 17, 2008

BY FAX AND EDGAR FILING

Ms. Jill Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

cc:	Mark Wojciechowski George K. Schuler

Re:	Industrial Minerals, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2006 Filed April 2, 2007 Form 10-QSB for Quarter Ended September 30, 2007 Filed November 14, 2007 File No. 0-30651

Dear Ms. Davis:

        We represent Industrial Minerals, Inc. We are writing to respond to your letter of December 27, 2007.

        The Company only recently became aware of your letter because its Chief Financial Officer was away from his office for several weeks. For purposes of responding to the comments in your letter, we request an additional 20 days from the date hereof. We will respond by February 6, 2008, if this date is acceptable.

        Thank you.

Very truly yours, /S/ Jonathan H Gardner Jonathan H. Gardner

cc:	David Wodar Robert Dining